ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-134553 Dated May 25, 2007

100% Principal Protection

Callable Daily Range Accrual Notes with Interest Linked to

the 10-Year Constant Maturity U.S. Treasury Rate

Lehman Brothers Holdings Inc. $[•] Notes due June 29, 2009

Investment Description

These 100% Principal Protection Callable Daily Range Accrual Notes with Interest Linked to 10–Year Constant Maturity U.S. Treasury Rate (the “Notes”) provide 100% principal protection if held to maturity. The Notes are designed for investors who believe, generally, that the 10–Year Constant Maturity U.S. Treasury Rate (the “10–Year CMT Rate”) will remain within the Accrual Range (as described below), and who are willing to receive no interest for any particular Interest Period if the 10–Year CMT Rate on every calendar day (including non Business Days) during the relevant Interest Period does not remain within the Accrual Range. Principal protection only applies if the Notes are held to maturity.

You will not earn interest for any calendar day on which the 10–Year CMT Rate does not remain within the Accrual Range. Accordingly, the actual interest payable on your Notes for an Interest Period may be zero, and your return for any Interest Period over the life of the Notes could be significantly less than the Base Rate for that Interest Period.

Features
❑	Potential enhanced returns linked to the level of the 10–Year CMT Rate. During any Interest Period, you will receive interest equal to the Base Rate if the 10–Year CMT Rate is within the Accrual Range on every calendar day during the applicable Interest Period.

❑	100% principal protection if held to maturity

❑	Base Rate of 6.00–6.50% (actual Base Rate to be determined on the Trade Date)

❑	Accrual Range of 4.20–5.10%

❑	Call protection for six months. Commencing December 29, 2007 and thereafter, the Notes are callable quarterly on every Interest Payment Date.

Key Dates[1]
Trade Date Settlement Date	June 22, 2007 June 29, 2007

Interest Payment Dates	Quarterly on the 29th of each March, June, September and December, commencing September 29, 2007

First Call Date Maturity Date	December 29, 2007 June 29, 2009, subject to Issuer exercising its Call Option

[1]

Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Maturity Date and Interest Payment Dates will be changed so that the stated term of the Notes remains the same.

See “Additional Information about Lehman Brothers Holdings Inc. and the Notes” on page 2 and “Indicative Terms” on page 3. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I (the “MTN Prospectus Supplement”), and this Term Sheet. See “Key Risks” on page 6 and “Risk Factors” in the MTN Prospectus Supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, the MTN Prospectus Supplement or any other relevant terms or pricing supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	100%	1.25%	98.75%
Total

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the MTN Prospectus Supplement and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, MTN Prospectus Supplement, this term sheet and any relevant free writing prospectus for complete details.

You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling UBS Financial Services Inc. at 1-877-827-2010 or Lehman Brothers Inc. at 1-888-603-5847.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	MTN Prospectus Supplement dated May 30, 2006
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base Prospectus dated May 30, 2006
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs–3asr.htm

We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You should reach an investment decision only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You seek an investment with a return linked to the 10–Year CMT Rate and understand the complex factors that influence the yield on United States Treasury securities.

♦	You believe that, generally, the 10–Year CMT Rate will remain within the Accrual Range for each Interest Period.

♦	You seek an investment that offers 100% principal protection if the Notes are held to maturity.

♦	You are willing to hold the Notes to maturity, and are aware that there may be little or no secondary market for the Notes.

♦	You are comfortable holding Notes with unpredictable interest payments, which could result in your receiving no interest on your Notes for some or all of the two-year term of your Notes.

♦	You are comfortable holding Notes that are callable by the Issuer.

The Notes may not be suitable for you if, among other considerations:

♦

You believe that there will be a significant number of days on which the 10–Year CMT Rate will not remain within the Accrual Range, such that the Notes will provide you with a return that is less than the Base Rate or may even be zero.

♦	You are not familiar with the complex factors that influence the yield on United States Treasury securities.

♦	You seek an investment for which there will be an active secondary market.

♦	You are unable or unwilling to hold the Notes until maturity.

♦	You are uncomfortable holding Notes with unpredictable interest payments which could result in your receiving no interest for some or all of the two-year term of your Notes.

♦	You are not comfortable investing in Notes that are callable by the Issuer.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 6 and “Risk Factors” in the MTN Prospectus Supplement for risks related to an investment in the Notes.

Indicative Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1)[1]

Principal Amount	$TBD

Issue Price	$1,000 per Note

Term	2 years, subject to Issuer’s Call Option

Base Rate	The Base Rate is expected to be set between 6.00% and 6.50% per annum, and will be determined on the Trade Date and set forth in the pricing supplement delivered to you if you elect to purchase the Notes. You will not earn interest for any day on which the 10–Year CMT Rate is outside the Accrual Range. As a result, the actual interest payable on your notes for any Interest Period may be zero, and your return for any Interest Period may be significantly less than the Base Rate.

Applicable Interest Rate	The Base Rate multiplied by the number of calendar days (including non Business Days) in respect of which the 10-Year CMT Rate remains within the Accrual Range; divided by the total number of calendar days (including non Business Days) in that Interest Period.

Interest Period	Quarterly from (and including) each Interest Payment Date (or the Settlement Date, in the case of the first Interest Period), to (but excluding) the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Period).

Daycount Basis	Unadjusted modified following 30/360

Interest Payment Dates	Quarterly on the 29th of each March, June, September and December, commencing September 29, 2007, and ending on the Maturity Date, subject to Issuer’s Call Option, subject to Issuer’s Call Option

Accrual Range	The range of the 10–Year CMT Rate from and including 4.20% to and including 5.10%

Redemption Price	100% of the issue price per Note

Principal Protection	100% if held to maturity

10–Year CMT Rate:	On any Business Day during an Interest Period, the 10–Year Constant Maturity US Treasury yield index which appears on the Reuters Screen FRBCMT Page. If such rate does not appear on the Reuters Screen FRBCMT Page or the Reuters Screen FRBCMT Page is unavailable, 10–Year CMT Rate is the 10–Year Constant Maturity US Treasury yield index as set forth in Federal Reserve Statistical Release H.15. The 10–Year CMT Rate on the date hereof (in percentages) is 4.857.

Issuer’s Call Option:	The Issuer has the right, on every Interest Payment Date commencing on or after December 29, 2007, upon giving 5 Business Days prior notice to the investor, to call all of the Notes at the Redemption Price. All amounts that may otherwise be payable following the call date shall cease to accrue. Notwithstanding the above, all payments due on the call date shall be made in full regardless of any calling of the Note by the Issuer.

Denominations	$1,000 and integral multiples thereof.

CUSIP	52517P2Q3

ISIN	US52517P2Q34

Business Days:	New York

Calculation Agent:	Lehman Brothers Special Financing Inc.

[1]

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s and A1 by Moody’s. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Note Offering

We are offering 100% Principal Protection Notes with interest linked to 10–Year CMT Rate (as described below), which we refer to in this term sheet as the “Notes.”

You will receive interest payments based on the Applicable Interest Rate, as determined by the Calculation Agent, payable quarterly in arrears on the 29th of each March, June, September and December of each year, commencing on September 29, 2007 (each such date an “Interest Payment Date”). Interest will be computed on the basis of a 360–day year consisting of twelve 30–day months.

The initial Interest Period will begin on, and include, the Settlement Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the Maturity Date or any earlier redemption date.

The interest payable on the Notes in respect of any Interest Period will depend on whether the 10–Year CMT Rate remains within the Accrual Range during such Interest Period. The “Accrual Range” is the range of the 10–Year CMT Rate from and including 4.20% to and including 5.10%. The Applicable Interest Rate is calculated as follows:

Step 1: Calculate the Applicable Interest Rate

The Applicable Interest Rate for such Interest Period will be equal to the product of (a) the Base Rate (which is expected to be set on the Trade Date between 6.00% and 6.50% per annum), and (b) a fraction, the numerator of which is equal to the number of calendar days (including non Business Days) in respect of which the 10–Year CMT Rate remains within the Accrual Range during that Interest Period and the denominator of which is the total number of calendar days (including non Business Days) in that Interest Period.

Another way to express the Applicable Interest Rate for an Interest Period is as a formula:

Applicable Interest Rate = Base Rate x (n/N)

where “n” is equal to the number of calendar days (including non Business Days) in respect of which the 10–Year CMT Rate remains within the Accrual Range during that Interest Period; and “N” is the total number of calendar days (including non Business Days) in that Interest Period.

Step 2: Calculate the amount of interest to be paid on the Notes

The amount of interest to be paid on the Notes for an Interest Period is equal to the product of (a) the principal amount of the Notes, (b) the Applicable Interest Rate for that Interest Period and (c) the number of calendar days in that Interest Period divided by 360 (with the number of calendar days to be calculated on the basis of a year of 360 days consisting of twelve 30–day months).

Hypothetical examples of how the Interest Rate is calculated

Assumptions:

Principal amount of the Notes:	$1,000

Number of calendar days in the Interest Period:	90

Base Rate:	6.25% per annum, which is the midpoint of the expected range between 6.00% and 6.50% per annum. The actual Base Rate will be determined on the Trade Date and will be set forth in the pricing supplement delivered to you if you elect to purchase the Notes.

The following table illustrates how the Applicable Interest Rate is calculated based on the number of calendar days (including non Business Days) the 10–Year CMT Rate remains within the Accrual Range:

Base Rate	Number of calendar days in an Interest Period for which the 10–Year CMT Rate remained within the Accrual Range	Applicable Interest Rate (annualized)	Interest amount paid in the Interest Period
6.25%	90	6. 25%	$15.63
6.25%	60	4.17%	$10.43
6.25%	30	2.08%	$ 5.20
6.25%	0	0.00%	$ 0.00

Given the Base Rate and the number of calendar days (including non Business Days) in respect of which the 10–Year CMT Rate remained within the Accrual Range during that Interest Period (as set out in the table), the Interest Rate and the amount of interest to be paid is calculated, respectively, as follows:

The Applicable Interest Rate (annualized) equals the Base Rate multiplied by the number of calendar days (including non Business Days) in respect of which the 10–Year CMT Rate remained within the Accrual Range during that Interest Period divided by the total number of calendar days (including non Business Days) in that Interest Period, subject to a minimum Applicable Interest Rate of 0.00%

$1,000 x Applicable Interest Rate (annualized) x (90/360) = Interest amount paid in the Interest Period

Fluctuations in the 10–Year CMT Rate make the Applicable Interest Rate on the Notes unpredictable and, as a result, the effective return to holders of the Notes may be lower than anticipated or even be zero for one or more Interest Periods.

What are the tax consequences of the Notes?

Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note for all tax purposes you agree to treat, the Notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the MTN Prospectus Supplement.

Key Risks

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium–term notes. You should read the risks summarized below in conjunction with, and the risks summarized below are qualified by reference to, the risks described in “Risk Factors” in the MTN Prospectus Supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You should reach an investment decision only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

♦

Limitations on returns on the Notes — The interest payable on the Notes is uncertain, and movements in the 10–Year CMT Rate will affect whether or not and the extent to which you will receive interest on the Notes in any Interest Period. The maximum Applicable Interest Rate will be the Base Rate, which is expected to be between 6.00% and 6.50% per annum. However, there is a risk that the 10–Year CMT Rate, determined on any day during an Interest Period, may not remain within the Accrual Range, in which event no interest will accrue for that day, which will decrease the amount of interest payable on the Notes on the related Interest Payment Date. There are multiple factors that have and will continue to impact the 10–Year CMT Rate. See “—The market value of the Notes may be influenced by unpredictable factors” and “—Principal protection only if you hold the Notes to maturity; changes in the value of the 10–Year CMT Rate could result in a substantial loss to you if you sell your Notes prior to maturity.” If the 10–Year CMT Rate does not remain within the Accrual Range on each day during an Interest Period, no interest will accrue for or be payable on the related Interest Payment Date, and as a result, your return on the Notes may be zero in any given Interest Period. Fluctuations in the 10–Year CMT Rate may make the value of the Notes difficult to predict and more volatile than conventional fixed or floating interest rate debt securities and can result in effective returns to investors that are lower than anticipated.

♦

Principal protection only if you hold the Notes to maturity; changes in the value of the 10–Year CMT Rate could result in a substantial loss to you if you sell your Notes prior to maturity — The trading value of the Notes will be affected by factors that interrelate in complex ways, including the level and direction of interest rates, the anticipated level and potential volatility of the 10–Year CMT Rate, the method of calculating the 10–Year CMT Rate, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings Inc. to redeem all of the Notes, the creditworthiness of Lehman Brothers Holdings Inc. and the availability of comparable instruments. In particular, to the extent that the 10–Year CMT Rate does not remain within the Accrual Range, or the market perceives that the risk of this occurring increases, the trading price of the Notes may be adversely affected. The Notes are principal–protected only if you hold the Notes to maturity. Although the Notes are principal–protected if held to maturity, if you sell this or any fixed income security prior to maturity, you may receive a dollar price less than 100% of the applicable principal amount of Notes sold.

♦

We may choose to redeem the Notes — Your Notes are redeemable at the option of Lehman Brothers Holdings Inc. on every Interest Payment Date on or after December 29, 2007. If the Notes are redeemed, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the Interest Rate on the Notes. Lehman Brothers Holdings Inc.’s redemption right may adversely impact your ability to sell your Notes, and/or the price at which you could sell your Notes, as December 29, 2007 approaches. You should consult your own financial and legal advisors as to the risks of an investment in redeemable notes.

♦

The market for the Notes may be illiquid — The Notes will not be listed on any securities exchange, and as a result, there may be little or no secondary market for the Notes. Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the Notes easily, and you may only be able to sell your Notes at a dollar price less than 100% of the applicable principal amount of Notes sold. If at any time Lehman Brothers Inc. were to cease acting as a market maker, it is likely that there would be no secondary market for the Notes.

♦

Potential conflicts of interest — Lehman Brothers Special Financing Inc. and other affiliates of Lehman Brothers Holdings Inc. play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging Lehman Brothers Holdings Inc.’s obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of Lehman Brothers Holdings Inc. are potentially adverse to your interests as an investor in the Notes. In addition, Lehman Brothers Holdings Inc. and its affiliates are active participants in the 10–Year CMT Rate market as dealers, proprietary traders and agents for its customers, and therefore at any given time, we may be a party to one or more transactions related to the 10–Year CMT Rate. Any of these activities may adversely affect the value of the Notes.

♦

Commissions and hedging costs — The original issue price of the Notes includes the underwriting commissions and fees and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the Notes through one or more of its affiliates. Such cost includes such affiliates’ expected cost of providing the hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you will be able to sell the Notes in secondary market transactions, if at all, will likely be lower than the original issue price.

♦

Information about historical values may not be indicative of future values — Included below is information about the historical level of the 10–Year CMT Rate. The historical level has been furnished as a matter of information only, and you should not regard the information as indicative of the range of, or trends in, fluctuations in the 10–Year CMT Rate that may occur in the future. There are multiple factors that have and will continue to impact the 10–Year CMT Rate, and fluctuations in the 10–year CMT Rate may make the value of the Notes difficult to predict and more volatile than conventional fixed or floating interest rate debt securities and can result in effective returns to investors that are lower than anticipated. See “—The market value of the Notes may be influenced by unpredictable factors” and “—Principal protection only if you hold the Notes to maturity; changes in the value of the 10–Year CMT Rate could result in a substantial loss to you if you sell your Notes prior to maturity.” The value of the Notes at any given time will not necessarily track the movements in the 10–Year CMT Rate.

♦

The market value of the Notes may be influenced by unpredictable factors — The existence, magnitude and longevity of the risks associated with the Notes depend on factors over which we have no control and that cannot readily be foreseen, including, but not limited to, the supply and demand of U.S. Treasury Notes with approximately 10 years remaining to maturity, economic events, changes in monetary policy, inflation, interest rate volatility, supply and demand for the Notes, market expectations, political, legislative, accounting, tax and other regulatory events, and financial events. It is impossible to predict what circumstances may cause the 10–Year CMT Rate to increase or decrease. See also “—Principal protection only if you hold the Notes to maturity; changes in the value of the 10–Year CMT Rate could result in a substantial loss to you if you sell your Notes prior to maturity.” The 10–Year CMT Rate can be highly volatile. Such volatility may be expected in the future. Historical results do not predict future results and are in no way representative of future 10–Year CMT Rate moves. Fluctuations in historical levels of the 10–Year CMT Rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the Notes.

♦

You must rely on your own evaluation of the merits of an investment linked to the 10–Year CMT Rate — In the ordinary course of their businesses, Lehman Brothers Holdings Inc., UBS Financial Services Inc. or their respective affiliates may from time to time express views on expected movements in the levels of the 10–year CMT Rate. These views are sometimes communicated to clients who are active participants in the constant maturity treasury rates market. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change. In connection with your purchase of the Notes, you should investigate the constant maturity treasury rates market and not rely on views which may be expressed by Lehman Brothers Holdings Inc., UBS Financial Services Inc. or their respective affiliates in the ordinary course of their businesses with respect to future 10–Year CMT Rate or other interest rate movements. Furthermore, UBS Financial Services Inc. has informed Lehman Brothers Holdings Inc. that neither UBS Financial Services Inc. nor any of its affiliates publish research on the 10–Year CMT Rate, to which the value of the Notes is related.

Historical Levels of the 10–Year CMT Rate

The following table shows for illustrative purposes the 10–Year CMT Rate in effect on May 25, 2007, and the hypothetical historical Interest Payment Dates listed below; the Interest Rate payable on any Interest Payment Date for the Notes, however, will be determined based on the 10–Year CMT Rate in effect on each day during the related Interest Period. The historical experience of the 10–Year CMT Rate should not be taken as an indication of the future performance of such rates during the term of the Notes. Fluctuations in the level of the 10–Year CMT Rate make the Notes’ effective Applicable Interest Rate difficult to predict and can result in effective Interest Applicable Rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Date	10–Year CMT Rate
5/25/2007	4.857
3/29/2007	4.64
12/29/2006	4.71
9/29/2006	4.64
6/29/2006	5.22
3/29/2006	4.81
12/29/2005	4.37
9/29/2005	4.29
6/29/2005	3.99
3/29/2005	4.60
12/29/2004	4.33
9/29/2004	4.10
6/29/2004	4.70
3/29/2004	3.91
12/29/2003	4.24
9/29/2003	4.09
6/30/2003	3.54
3/31/2003	3.83
12/30/2002	3.82
9/30/2002	3.63
7/1/2002	4.85
4/1/2002	5.44
12/31/2001	5.07
10/1/2001	4.55
6/29/2001	5.42
3/29/2001	4.98
12/29/2000	5.12
9/29/2000	5.80
6/29/2000	6.04
3/29/2000	6.18
12/29/1999	6.40
9/29/1999	5.97
6/29/1999	5.93
3/29/1999	5.28
12/29/1998	4.71
9/29/1998	4.59
6/29/1998	5.47
3/30/1998	5.72
12/29/1997	5.76
9/29/1997	6.10

The following chart shows, for illustrative purposes, the 10–Year CMT Rate from May 1, 1997 to the date hereof. Fluctuations in the level of the 10–Year CMT Rate make the Notes’ effective Applicable Interest Rate difficult to predict and can result in effective Applicable Interest Rates to investors that are lower than anticipated. In addition, historical 10–Year CMT Rates are not necessarily indicative of future 10–Year CMT Rates, and fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc., its affiliates and Lehman Brothers Inc., together the “Agents”, and the Agents will agree to purchase, all of the Notes at the price indicated on the cover hereof and on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN Prospectus Supplement and the base prospectus.

We expect to deliver the Notes against payment on or about June 29, 2007, which will be the fifth business day following the Trade Date. Under Rule 15c6–1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the Notes on the Trade Date or the business day immediately following the Trade Date, it will be required, by virtue of the fact that the Notes initially will settle on the fifth business day following the Trade Date, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding.

We or one of our affiliates will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.